     As filed with the Securities and Exchange Commission on April 19, 2002
                                                     Registration No. 333-______
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------
                              THE BISYS GROUP, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                       13-3532663
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)

                    90 PARK AVENUE, NEW YORK, NEW YORK 10016
                                 (212) 907-6000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               KEVIN J. DELL, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              THE BISYS GROUP, INC.
                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 907-6000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             STEWART E. LAVEY, ESQ.
                          DRINKER BIDDLE & SHANLEY LLP
                                500 CAMPUS DRIVE
                         FLORHAM PARK, NEW JERSEY 07932
                                 (973) 360-1100
                                -----------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.: /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

            --------------------------------------------------------
                                                    COVER CONTINUED ON NEXT PAGE

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

TITLE OF                               PROPOSED       PROPOSED
EACH CLASS                             MAXIMUM        MAXIMUM
OF SECURITIES      AMOUNT              OFFERING       AGGREGATE      AMOUNT OF
TO BE              TO BE               PRICE PER      OFFERING       REGISTRA-
REGISTERED         REGISTERED(1)       SHARE(2)       PRICE(2)       TION FEE
----------         -------------       ---------      ----------     ----------

Common             32,000 shares       $32.25         $1,032,000     $100
Stock, $0.02
par value,
(including
Common Stock
purchase
rights)(3)

--------------------------------------------------------------------------------
(1) This Registration Statement shall also cover any additional shares of Common Stock that become issuable in connection with the shares registered hereby by reasons of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company's outstanding shares of Common Stock.

(2) The proposed maximum offering price per share is estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based on a price of $32.25 per share, which was the average of the high and low sale prices of Common Stock on the New York Stock Exchange on April 18, 2002.

(3) Prior to the occurrence of certain events, purchase rights for Common Stock will not be evidenced separately from the Common Stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                              THE BISYS GROUP, INC.

                          32,000 SHARES OF COMMON STOCK

    This Prospectus relates to the offer and sale of up to 32,000 shares of our common stock by the selling stockholder set forth herein. The selling stockholder acquired the shares in connection with our acquisition of P. J. Robb Variable Corp. by merger.


    YOU SHOULD CAREFULLY CONSIDER THE RISKS OF AN INVESTMENT IN OUR COMMON STOCK. RISK FACTORS BEGIN ON PAGE 5.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The selling stockholder may sell the shares from time to time in public transactions or in privately negotiated transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholder. We will not receive any of the proceeds from the sale of shares.

    BISYS common stock is listed on the New York Stock Exchange under the symbol "BSG". The closing price of BISYS common stock as reported on the New York Stock Exchange on April 18, 2002 was $32.00.

    The date of this Prospectus is                , 2002.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Special Note Regarding Forward-Looking Statements........................     3

Where You Can Find More Information......................................     3

The Company..............................................................     4

Risk Factors.............................................................     5

Selected Financial Data..................................................    10

Use of Proceeds..........................................................    12

Selling Stockholders.....................................................    12

Plan of Distribution.....................................................    13

Legal Matters............................................................    15

Experts..................................................................    16

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus and the documents incorporated by reference in this Prospectus contain "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this Prospectus, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Prospectus or incorporated by reference herein, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Prospectus and in documents incorporated by reference herein are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available through the SEC's internet site located at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this Prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         - Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed with the SEC on September 28, 2001 (SEC File No. 0-19922);

         - Our Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the SEC on November 13, 2001 (SEC File No. 0-19922) and for the fiscal quarter ended December 31, 2001, filed with the SEC on February 12, 2002 (SEC File No. 0-19922);

         - Our Current Report on Form 8-K, filed with the SEC on March 26, 2002 (SEC File No. 0-19922); and

         - The description of our common stock and purchase rights for shares of our common stock attached to our common stock described in our registration statements on Form 8-A filed on February 27, 2002 with the SEC pursuant to
Section 12 of the Securities Exchange Act (SEC File No. 0-19922)and any amendment or report filed for the purpose of updating those descriptions.

         You may request a copy of any document incorporated by reference at no cost, by writing or telephoning us at:

                   The BISYS Group, Inc.
                   90 Park Avenue
                   New York, New York 10016
                   Attention:  Secretary
                   Telephone:  (212) 907-6000

         We will not include the exhibits to those documents you request, except for exhibits specifically incorporated by reference.

         You should rely only on the information contained in this Prospectus, any supplement to this Prospectus or information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this Prospectus, or any supplement, is accurate as of any date other than the date on the front of the document. These securities are not being offered in any state where the offer is not permitted.

                                   THE COMPANY

         BISYS and our wholly-owned subsidiaries support more than 15,000 financial institutions and corporate clients through our integrated business units. We distribute and administer over 120 families of mutual funds consisting of approximately 1,100 portfolios; we provide retirement plan recordkeeping services to approximately 15,000 companies in partnership with 35 of the nation's leading bank and investment management companies; we provide insurance distribution solutions, professional certification training and licensing and continuing education, and investment industry consulting services; and we provide information processing and check imaging solutions to approximately 1,000 financial institutions nationwide.

         We were organized in August 1989 to acquire certain banking and thrift data processing operations of Automatic Data Processing, Inc. ("ADP"). Our traditional business was established in 1966 by United Data Processing, Inc., the predecessor of the banking and thrift data processing operations of ADP. Together with our predecessors, we have provided outsourcing solutions to the financial services industry for more than 35 years.

         The selling stockholder hereunder is the former stockholder of P.J. Robb Variable Corp. See "Selling Stockholder". In February 2001, we acquired all of the outstanding equity interests in The Advanced Markets, LLC and related companies, including P.J. Robb Variable Corp. These companies are wholesale distributors of life insurance products and services for clients of brokerage firms, financial institutions and independent agents. The Advanced Markets and
P. J. Robb Variable Corp. are now a part of our Insurance and Education Services group.

         We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 90 Park Avenue, New York, New York 10016 (telephone (212) 907-6000).

                                  RISK FACTORS

         You should carefully consider the risk factors described below, together with the other information in this Prospectus and the documents incorporated by reference herein, before you make a decision on whether to purchase any shares of common stock offered by this Prospectus.

                          RISKS RELATED TO OUR BUSINESS

THE FINANCIAL SERVICES MODERNIZATION ACT OF 1999 COULD ADVERSELY IMPACT OUR BUSINESS BY EXPANDING THE POWERS OF OUR BANKING CLIENTS AND REDUCING THEIR OUTSOURCING.

         The adoption of the Financial Services Modernization Act of 1999 repealed key provisions of the Glass-Steagall Act and lifted many restrictions limiting banks from the underwriting and distribution of securities. As a result of these regulatory changes, we expect that some of our bank customers with proprietary mutual funds may, over time, internalize certain distribution functions that we currently provide. If that were to happen, it could have a material adverse impact on our business and results of operations.

OUR BUSINESS CAN BE SIGNIFICANTLY AFFECTED BY DIRECT AND INDIRECT GOVERNMENTAL REGULATION, WHICH REDUCES OUR FLEXIBILITY AND INCREASES THE COSTS OF DOING BUSINESS.

         Our business is affected by federal, state and foreign regulations. Our noncompliance with these regulations could result in the suspension or revocation of our licenses or registrations, including broker/dealer licenses and registrations and insurance producer licenses and registrations. Regulatory authorities could also impose on us civil fines and criminal penalties for noncompliance.

         Some of our subsidiaries are registered with the Securities Exchange Commission as broker-dealers. Much of the federal regulation of broker-dealers has been delegated to self-regulatory organizations, principally the National Association of Securities Dealers, Inc. and the national securities exchange. Broker-dealers are subject to regulations which cover all aspects of their securities business, including, for example:

         - sales methods;
         - trading practices;
         - use and safekeeping of customers' funds and securities;
         - capital structure;
         - recordkeeping; and
         - the conduct of directors, officers and employees.

The operations of our broker-dealers and their profitability could be affected by:

         - federal and state legislation;

         - changes in rules and regulations of the SEC, banking and other regulatory agencies, and self-regulatory agencies; and

         - changes in the interpretation or enforcement of existing laws, rules and regulations.

         Banks and other depository institutions with whom we do business are also subject to extensive regulation at the federal and state levels under laws and regulations applicable to regulated financial institutions. They are also subject to extensive examination and oversight by federal and state regulatory agencies. Changes in the laws, rules and regulations affecting our client banks and financial institutions and the examination of their activities by applicable regulatory agencies could adversely affect our results of operations.

         Some of our subsidiaries, and officers and employees of these subsidiaries, are required to be licensed as insurance producers in various jurisdictions in which we conduct our insurance services business. They are subject to regulation under the insurance laws and regulations of these jurisdictions. Changes in the laws, rules and regulations affecting licensed insurance producers could adversely affect our operations.

OUR REVENUES AND EARNINGS ARE SUBJECT TO CHANGES IN THE SECURITIES MARKETS.

         A significant portion of our earnings are derived from fees based on the average daily market value of the assets we administer for our clients. A sharp rise in interest rates or a sudden decline in the securities market could influence an investor's decision whether to invest or maintain an investment in a mutual fund. As a result, fluctuations could occur in the amount of assets which we administer. If investors were to seek alternatives to mutual fund investments, it could have a negative impact on our revenues by reducing the amount of assets we administer.

CONSOLIDATION IN THE BANKING AND FINANCIAL SERVICES INDUSTRY COULD ADVERSELY IMPACT OUR BUSINESS BY ELIMINATING THE NUMBER OF EXISTING AND POTENTIAL CLIENTS.

         There has been and continues to be merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our clients or potential clients. A smaller market for our services could have a material adverse impact on our business and results of operations. Also, it is possible that the larger banks or financial institutions which result from mergers or consolidations could decide to perform themselves some or all of the services which we currently provide or could provide. If that were to occur, it could have a material adverse impact on our business and our results of operations.

OUR ACQUISITION STRATEGY SUBJECTS US TO RISKS, INCLUDING INCREASED DEBT, ASSUMPTION OF UNFORESEEN LIABILITIES AND DIFFICULTIES IN INTEGRATING OPERATIONS.

         In the past several years, we have acquired a number of other companies. We may make additional acquisitions. We cannot predict if or when any additional acquisitions will occur or whether they will be successful.

         Acquiring a business involves many risks, including:

         - incurrence of debt;
         - incurrence of unforeseen obligations or liabilities;
         - difficulty in integrating the acquired operations and personnel;
         - difficulty in maintaining uniform controls, procedures and policies;
         - possible impairment of relationships with employees and customers as a result of the integration of new personnel;
         - risk of entering markets in which we have minimal prior experience;
         - decrease in earnings as a result of non-cash charges; and

         - dilution to existing stockholders from the issuance of our common stock to make or finance acquisitions.

OUR SYSTEMS MAY BE SUBJECT TO INFILTRATION BY UNAUTHORIZED PERSONS.

         We maintain and process data on behalf of our clients, some of which is critical to the business operations of our clients. For example, our Information Services Group maintains account information for our bank and insurance company clients it services and our Investment Services Group maintains transfer agency records and processes trades for our mutual fund clients. If our systems were infiltrated and damaged by unauthorized persons, our clients could experience data loss, financial loss and significant business interruption. If that were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES.

         We face significant competition from other companies. Many of our competitors are well-established companies, and some of them have greater financial, technical and operating resources than we do. Competition in our business is based primarily upon pricing, quality of products and services, breadth of products and services, new product development and the ability to provide technological solutions.

WE DEPEND ON KEY MANAGEMENT PERSONNEL, MOST OF WHOM DO NOT HAVE LONG-TERM EMPLOYMENT AGREEMENTS.

         Our success depends upon the continued services of our key senior management personnel including our executive officers and the senior managers of our businesses. None of our executive officers have employment agreements with us and substantially all of our other senior management personnel do not have employment agreements with us. The loss or unavailability of these individuals could have a material adverse effect on our business prospects.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN SKILLED PERSONNEL.

         Our success depends on our ability to attract and retain highly skilled personnel in all areas of our business, including our information processing, fund management and insurance services businesses. We cannot assure that we will be able to attract and retain personnel on acceptable terms in the future. Our inability to attract and retain highly skilled personnel could have an adverse effect on our business prospects.

                        RISKS RELATED TO OUR COMMON STOCK

WE DO NOT INTEND TO PAY DIVIDENDS.

         We have never paid cash dividends to stockholders and do not anticipate paying cash dividends in the foreseeable future. In addition, our existing credit facility limits our ability to pay cash dividends.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

         The market price of our common stock has been volatile. From July 1, 2000 to March 31, 2002, the last sale price of our common stock ranged from a low of $22.12 per share to a high of $35.60 per share.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. As of March 31, 2002, we had 119,142,965 shares of common stock outstanding. As of March 31, 2002, we also had options to purchase 14,014,913 shares of our common stock outstanding and 7,097,780 shares of our common stock reserved for issuance pursuant to options available for issuance under our stock option plans and employee stock purchase plan. Also as of March 31, 2002, we had 8,983,740 shares of our common stock reserved for issuance upon the conversion of our 4% Convertible Subordinated Notes due 2006.

ANTI-TAKEOVER EFFECTS OF CERTAIN BY-LAW PROVISIONS, DELAWARE LAW, AND OUR SHAREHOLDER RIGHTS PLAN COULD DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL.

         We have a shareholder rights plan. Under the plan, each holder of shares of our common stock will receive a right to buy one share of our common stock at an exercise price of $43.75. If a person or group were to acquire, or to announce the intention to acquire, 15% or more of our outstanding shares of common stock, and in some cases 10%, each right would entitle the holder, other than the acquiring person or group, to purchase shares of our common stock at the exercise price of the right with a value of twice the exercise price. This plan could have the effect of discouraging, delaying or preventing persons from attempting to acquire us.

         In addition, the Delaware General Corporation Law, to which we are subject, prohibits, except under circumstances specified in the statute, a corporation from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who own at least 15% of our common stock.

                           SELECTED FINANCIAL DATA

                  The selected financial data set forth below should be read together with (a) the audited consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and (b) the unaudited financial statements and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, both of which are incorporated by reference herein. The selected financial data for the years ended June 30, 1997, 1998, 1999, 2000 and 2001, and for the six months ended
         December 31, 2000 and 2001 are derived from our audited consolidated financial statements and the unaudited consolidated financial statements set forth therein. Historical results are not necessarily indicative of results that maybe expected in the future. All historical weighted average share information and per share amounts have been restated to reflect a 2 for 1 stock split effected in the form of a stock dividend payable on February 22, 2002 to stockholders of record as of February 8, 2002.

                                                                                                                    (Unaudited)
                                                                                                                  Six Months Ended
                                                               Years Ended, June 30,                                December 31,
                                                 ----------------------------------------------------------   ---------------------
                                                    1997       1998        1999        2000         2001         2000       2001
                                                 ---------   ---------   ---------   ---------    ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:                         (in thousands, except per share data and ratios)

Revenues                                         $ 318,988   $ 386,344   $ 472,676   $ 571,401    $ 701,757   $ 329,744   $ 406,439
                                                 ---------   ---------   ---------   ---------    ---------   ---------   ---------

Operating costs and expenses:
  Service and operating                            170,717     221,767     266,800     326,315      398,411     194,298     234,046
  Selling, general and administrative               77,456      86,856     103,728     118,172      132,001      65,467      80,643
  Amortization of goodwill                           2,603       2,654       5,398       7,540       11,486       5,578        --
  Amortization of intangibles                        1,010       1,165       2,358       3,904        9,018       3,941       5,986
  Business divestitures, merger expenses
   and other charges, net                            1,500      11,998         400        (520)       4,245       4,245       6,475
  Acquired in-process research and development        --          --        19,000        --           --          --          --
                                                 ---------   ---------   ---------   ---------    ---------   ---------   ---------
Operating earnings                                  65,702      61,904      74,992     115,990      146,596      56,215      79,289
Interest income (expense), net                       2,216       4,849       1,200          49       (5,902)     (3,630)     (5,202)

Income before income tax provision                  67,918      66,753      76,192     116,039      140,694      52,585      74,087
Income tax provision                                27,167      26,729      38,076      45,835       55,574      20,771      28,709
                                                 ---------   ---------   ---------   ---------    ---------   ---------   ---------
Net income                                       $  40,751   $  40,024   $  38,116   $  70,204    $  85,120   $  31,814   $  45,378
                                                 =========   =========   =========   =========    =========   =========   =========

Basic earnings per share                         $    0.41   $    0.38   $    0.36   $    0.64    $    0.74   $    0.28   $    0.39


Diluted earnings per share (1)                   $    0.39   $    0.37   $    0.34   $    0.62    $    0.71   $    0.27   $    0.37

Basic weighted average shares outstanding (1)      100,153     105,252     106,786     109,831      114,694     113,197     117,746

Diluted weighted average shares outstanding (1)    105,429     109,389     111,743     113,971      120,650     118,553     122,937

                                                                                                                  (Unaudited)
                                                                       June 30,                                  December 31,
                                               ----------------------------------------------------------    ----------------------
                                                 1997        1998        1999        2000         2001         2000         2001
                                               --------    --------    --------    --------    ----------    --------    ----------

OTHER FINANCIAL DATA:
Depreciation                                   $  8,146    $ 11,092    $ 15,804    $ 19,198    $   22,299    $ 10,856    $   13,237
Capital expenditures                             15,974      16,930      27,740      27,963        28,509      14,288        13,381
Ratio of earnings to fixed charges (2)            13.8x       12.4x       10.3x       12.7x          8.1x        7.0x          6.9x

SUPPLEMENTAL DATA:
Adjusted EBITDA (3)                            $ 78,961    $ 88,813    $117,952    $146,112    $  193,644    $ 80,835    $  104,997
Operating results (4)                            70,815      77,721     102,148     126,914       171,345      69,979        91,750
Net cash from operating activities               46,341      62,619      52,300      90,018       113,804      39,724        50,164
Net cash from (used in) investing activities    (11,832)    (50,324)    (91,142)    130,828)     (231,469)    (79,616)      (52,707)
Net cash from (used in) financing activities      6,158       1,157      (4,972)     61,398       206,887      14,651          (587)

ADJUSTED AMOUNTS (6):
Adjusted net income                            $ 42,842    $ 42,164    $ 42,108    $ 75,692    $   93,210    $ 35,625    $   45,378
Adjusted basic earnings per share                  0.43        0.40        0.39        0.69          0.81        0.31          0.39
Adjusted diluted earnings per share                0.41        0.39        0.38        0.66          0.77        0.30          0.37

BALANCE SHEET DATA:

Cash and cash equivalents                      $ 79,951    $ 93,403    $ 49,589    $ 70,177    $  159,399    $ 44,936    $  156,269
Working capital, exclusive of
 short-term borrowings                           87,641      97,822      74,084      99,598       194,103      99,531       233,101
Total assets                                    265,085      34,101     459,661     601,051     1,003,201     665,340     1,051,915
Long-term debt, including current maturities      1,668       1,702        --          --         300,433        --         300,000
Short-term borrowings (5)                          --          --        52,000     115,000          --       115,000          --
Stockholders' equity                            191,919     238,290     288,506     361,537       527,950     425,310       588,787


(1) Restated for effect of 2 for 1 stock split effected in the form of a stock dividend payable on February 22, 2002 to stockholders of record as of February 8, 2002.

(2) These ratios are calculated by dividing (a) earnings before income taxes adjusted for fixed charges by (b) fixed charges. Fixed charges include interest expense plus capitalized interest costs and the portion of operating rental expense which we believe is representative of the interest component of rental expense.

(3) Adjusted EBITDA represents EBITDA before giving effect to other special charges in connection with business divestitures, merger expenses and other charges, and write-off of acquired in-process research and development costs aggregating $1.5 million $12.0 million, $19.4 million, $(0.5) million and $ 4.2 million in fiscal years ended June 30, 1997, 1998, 1999, 2000 and 2001, respectively, and $4.2 and $6.5 million for the six months ended December 31, 2000 and 20001, respectively. EBITDA consists of net income before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, Adjusted EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Our definition of Adjusted EBITDA may differ from definitions of Adjusted EBITDA used by other companies.

(4) Operating results represent operating earnings before amortization of intangibles, business divestitures, merger expenses and other charges, and write-off of acquired in process research and development costs.

(5) Includes amounts outstanding under our $300 million revolving credit facility. Our revolving credit facility bears interest at prime or, at our option, LIBOR plus a margin not to exceed 1.325% based on a leverage ratio schedule.

(6) Adjusted amounts exclude goodwill amortization and related tax effects. The Company adopted FAS 142, "Goodwill and Other Intangible Assets," effective July 1, 2001.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares offered in this Prospectus. All of the proceeds from the sale of the shares will be paid directly to the selling stockholders.

                               SELLING STOCKHOLDER

         All of the shares offered by this Prospectus are to be sold for the account of Bruce Andrew Harrison, the selling stockholder shown below.

         Mr. Harrison is the former sole stockholder of P. J. Robb Variable Corp. The shares covered by this Prospectus were delivered to him as additional consideration earned pursuant to the agreement under which we acquired P.J. Robb Variable Corp. by merger. In connection with our acquisition of P. J. Robb Variable Corp. he represented to us that he was acquiring shares of our common stock without any present intention of effecting a distribution of those shares and agreed that he would not sell or otherwise dispose of the shares other than pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act.

         We granted registration rights to the selling stockholder under a registration rights agreement between the selling stockholder and us, because he wished to be able to sell some or all of his shares when he deems it appropriate.

         We agreed to file at our expense a registration statement with the SEC covering the shares acquired and held by the selling stockholder and to use our best efforts to keep the registration statement effective, in the case of the shares covered by this Prospectus, until the earlier of the sale of all such shares or March 1, 2003. We will prepare and file at our expense any amendments and/or supplements to the registration statement as may be necessary until all of the shares have been sold pursuant to the registration statement or until our registration obligations have ended.

         The following table sets forth information, as of the date of this Prospectus, with respect to the selling stockholders:

                                     Common Stock         Maximum         Common Stock Beneficially
                                     Beneficially         Amount           Owned After Offering(2)
                                    Owned Prior to        Offered         -------------------------
    Selling Stockholder                Offering           Hereby(1)        Amount          Percent
    -------------------             --------------        ---------       --------        ---------

Bruce Andrew Harrison(3)               93,890(4,5)        32,000(6)        57,890(4)          *

Banc of America                        32,000(6)          32,000(6)             0             0
  Securities LLP


                              PLAN OF DISTRIBUTION

         We are registering the shares for the selling stockholder. As used herein, "selling stockholder" includes donees or pledgees selling shares received from the selling stockholder after the date of this Prospectus and persons selling shares received from the selling stockholder after the date of this Prospectus by will or the laws of descent and distribution. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby. The selling stockholder will be responsible to pay brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.


-------------------
(1) This Prospectus also covers any additional shares of common stock that may become issuable in connection with the shares of common stock offered hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2)  Assumes all of the shares offered hereby are sold.
(3) Prior to our acquisition of P. J. Robb Variable Corp., Mr. Harrison was President and Director of P. J. Robb Variable Corp. Mr. Harrison presently serves as President of P. J. Robb Variable Corp., our subsidiary.
(4) Includes 57,890 shares pledged to USBPainewebber to secure obligations to the pledgee.
(5)  Includes 4,000 shares subject to presently exercisable stock options.
(6) The shares offered hereunder are pledged to Banc of America Securities LLP to secure obligations to the pledgee. The pledgee may offer and sell up to the 32,000 shares from time to time.
*    Less than 1%.

         The selling stockholder may offer and sell his shares at various times in one or more of the following transactions:

         - on the New York Stock Exchange;
         - in negotiated transactions;
         - through short sales of shares;
         - through put or call transactions; or
         - in a combination of any of the above transactions.

         The selling stockholder may sell his shares at market prices prevailing at the time of sale or at negotiated prices.

         The selling stockholder may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of shares for whom those broker-dealers may act as agents or to whom they sell as principal, or both. The compensation could, as to a particular broker-dealer, be in excess of customary commissions.

         The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to those broker-dealers or other financial institutions of shares offered hereby, which shares the broker-dealers or other financial institutions may resell pursuant to this Prospectus (as supplemented or amended to reflect the transactions).

         The selling stockholder and any broker-dealers or agents that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts or commissions received by broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities

Act. The selling stockholder has agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act.

         Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder may also be subject to the anti-manipulative provisions of Regulation M under the Securities Exchange Act as it may apply to his sales in the market. These provisions may limit the timing of purchases and sales.

         The selling stockholder also may resell all or a portion of his shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided he meets the criteria and conforms to the requirements of that Rule.

         If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         - the name of the participating broker-dealer(s);
         - the number of shares involved;
         - the price at which shares were sold;
         - the commissions paid or discounts or concessions allowed to broker-dealer(s), where applicable;
         - that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and
         - other facts material to the transaction.

         In addition, if we are notified by the selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for us by Drinker Biddle & Shanley LLP, Florham Park, New Jersey.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of The BISYS Group, Inc. for the year ended June 30, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fee-Securities and
 Exchange Commission                                           $   100
Accounting Fees and Expenses                                     7,500
Legal Fees and Expenses                                          5,000
Miscellaneous Expenses                                           1,000
                                                               -------

           TOTAL                                                13,600
                                                               =======

All of the foregoing estimated expenses are being borne by The BISYS Group, Inc. (the "Registrant").

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant is organized under the laws of the State of Delaware.
Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify any person who is a party (or is threatened to be made a party) to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may similarly indemnify such person in the case of actions or suits brought by or in the right of the corporation, except (unless otherwise ordered by the court) that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation.

         A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Any indemnification shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the aforesaid standard of conduct. Such determination shall be made (1) by a majority vote of the directors who were not parties to the action, suit, or proceeding, whether or not a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits, or otherwise, in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. The statute also provides that it is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrants' By-Laws provide for the indemnification of its directors and officers to the fullest extent permitted by law.

         Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision excludes any limitation on liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (3) for intentional or negligent payment of unlawful dividends or stock purchases or redemptions or (4) for any transaction from which the director derived an improper benefit. Moreover, while this provision provides directors with protection against awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, this provision will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. Finally, this provision applies to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and does not apply to officers of the corporation who are not directors.

         The Registrant's Certificate of Incorporation provides for the limitation on liability permitted by Section 102(b)(7). The Registrant maintains directors and officers' liability insurance.

ITEM 16. EXHIBITS

(a) Exhibits

         The following exhibits are filed as part of this Registration
Statement:

2.1 Agreement and Plan of Merger dated as of February 28, 2001 among the Registrant, BI-PJR-BD, Inc., P. J. Robb Variable Corp. and Bruce Andrew Harrison (excluding schedules and exhibits thereto, which the Registrant will provide supplementally to the Commission upon request), incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-3, Registration No. 333-56860.

4.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, Commission File No. 0-19922.

4.2 Amended and Restated By-Laws of the Registrant, incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, Commission File No. 0-19922.

4.3      Specimen of Common Stock Certificate, incorporated by reference to
         Exhibit 4.1 to the Registrant's Registration Statement, Registration No. 33-45417.

4.4 Registration Rights Agreement dated February 28, 2001 between the Registrant and Bruce Andrew Harrison, incorporated by reference to
         Exhibit 4.4 to the Registrant's Registration Statement on Form S-3, Registration No. 333-56860.

5*       Opinion of Drinker Biddle & Shanley LLP.

23.1*    Consent of PricewaterhouseCoopers LLP.

23.2*    Consent of Drinker Biddle & Shanley LLP (included in Exhibit 5)

---------------------
* Filed herewith

24*      Powers of Attorney

ITEM 17. UNDERTAKINGS

         (a)  The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a

---------------------

* Filed herewith
post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 19, 2002.

                                  THE BISYS GROUP, INC.


                                  By: Dennis R. Sheehan
                                      -------------------------------------
                                      Dennis R. Sheehan
                                      President and Chief Operating Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

    SIGNATURE                        TITLE                      DATE
    ---------                        -----                      ----

       *                     Director, Chairman of         April 19, 2002
------------------------     the Board and Chief
Lynn J. Mangum               Executive Officer
                             (principal executive
                             officer)


  Dennis R. Sheehan          President and Chief           April 19, 2002
------------------------     Operating Officer
Dennis R. Sheehan


       *                     Senior Vice President         April 19, 2002
------------------------     and Chief Financial
Andrew C. Corbin             Officer (principal
                             accounting and principal
                             financial officer)


       *                     Director                      April 19, 2002
------------------------
Dennis A. Bovin


       *                     Director                      April 19, 2002
------------------------
Robert J. Casale


       *                     Director                      April 19, 2002
------------------------
Thomas A. Cooper


       *                     Director                      April 19, 2002
------------------------
Jay W. DeDapper


       *                     Director                      April 19, 2002
------------------------
John J. Lyons


       *                     Director                      April 19, 2002
------------------------
Thomas E. McInerney


       *                     Director                      April 19, 2002
------------------------
Joseph J. Melone


*Dennis R. Sheehan hereby signs this Registration Statement on Form S-3 on behalf of each of the indicated persons for whom he is attorney-in-fact on April 19, 2002 pursuant to a power of attorney filed herewith.


By: Dennis R. Sheehan
   ---------------------
    Dennis R. Sheehan
    Attorney-in-fact

                                INDEX TO EXHIBITS


EXHIBIT NO.      DESCRIPTION

    5            Opinion of Drinker Biddle & Shanley LLP.

    23.1         Consent of PricewaterhouseCoopers LLP

    23.2         Consent of Drinker Biddle & Shanley LLP.
                 (included in Exhibit 5)

    24           Powers of Attorney